Exhibit 2.2

AMENDMENT NO. 1 TO SHARE PURCHASE AGREEMENT

This Amendment No. 1 to the Share Purchase Agreement dated as of 23 October 2006 (the “SPA”) (hereinafter, the “Amendment”), is made and entered into as of 18 December 2006 by and among:

ATHEROS INTERNATIONAL LTD., a company limited by shares organized and existing under the laws of Bermuda and a wholly-owned indirect subsidiary of the Parent (as defined below) (the “Purchaser”);

ATTANSIC TECHNOLOGY CORPORATION, a company organized and existing under the laws of the Republic of China (“R.O.C.”), having its registered office at 2/F-8, 81 Shuili Road, Xinzhu, Taiwan, R.O.C. (the “Company”);

ASUSPOWER INVESTMENT LTD., a limited company organized and existing under the laws of the R.O.C., having its registered office at 7th Floor, Office 2, No.167 Kuang-Ming Road, Beitou, Taipei, Taiwan R.O.C. (the “Selling Shareholder”);

ATHEROS COMMUNICATIONS, INC., a Delaware corporation (the “Parent”), solely with respect to Article I, Article V, Article VI, Article VIII and Article X of the SPA, (collectively with the Purchaser, the Company and the Selling Shareholder hereinafter referred to as the “Original Parties”); and

ATHEROS NETWORKS LTD., a company limited by shares organized and existing under the laws of Bermuda and a wholly-owned subsidiary of the Parent (the “New Purchaser”).

Capitalized terms used and not otherwise defined in this Amendment are used herein as defined in the SPA.

W I T N E S S E T H:

WHEREAS, the Original Parties and the New Purchaser have agreed to novate the SPA, whereby the New Purchaser will assume all the rights and obligations of the Purchaser thereunder (the “Novation”); and

WHEREAS, the parties hereto desire to amend certain provisions of the SPA in connection with the Novation.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed as follows:

1.	Novation of the SPA

1.1	As of and with effect from the date of this Amendment:

(a)	The Purchaser assigns to the New Purchaser all of the Purchaser’s rights, obligations, duties and liabilities in, to and under the SPA;

(b)	The Purchaser releases the Company, the Selling Shareholder and the Parent from performing for the benefit of the Purchaser any of their obligations or duties under the SPA, and the Company, the Selling Shareholder and the Parent release the Purchaser from all of its obligations and duties under the SPA;

(c)	The New Purchaser accepts the assignment described in subpart (a) above and assumes the rights, obligations, duties and liabilities of the Purchaser under the SPA and agrees to perform all such assigned obligations and duties;

(d)	The Company, the Selling Shareholder and the Parent each consent to and accept the assumption by the New Purchaser of the Purchaser’s rights, obligations, duties and liabilities under the SPA and the New Purchaser’s agreement to perform all such assigned obligations and duties;

(e)	The Company, the Selling Shareholder and the Parent each agree that they will not assert against the New Purchaser any claim or defense that any of them may have or have had against the Purchaser arising under the SPA prior to the date of this Amendment; and

(f)	The Company, the Selling Shareholder and the Parent each acknowledge that, as from the date of this Amendment, its obligations, duties and liabilities under the SPA are to the New Purchaser, and each of them agrees with the New Purchaser to perform its obligations under the SPA for the benefit of the New Purchaser.

1.2	The Original Parties and the New Purchaser accordingly agree that both of the foregoing events and agreements is conditional upon the happening of the other and shall occur simultaneously as of and with effect from the date of this Amendment.

1.3	Notwithstanding anything contained herein to the contrary, the Original Parties and the New Purchaser agree that the Purchaser retains and does not assign to the New Purchaser and the New Purchaser does not acquire or assume, any rights, benefits, obligations, duties and liabilities of any type and nature whatsoever accrued or arising under of pursuant to the SPA in respect of events occurring or circumstances existing during any period prior to the date of this Amendment.

2.	Amendments to the SPA

2.1	Section 7.2(c) of the SPA is deleted in its entirety and replaced by the following text:

“Officers’ Certificate. Parent and Purchaser shall have furnished the Selling Shareholder with certificates dated the Closing Date (i) signed on behalf of it by the Chief Executive Officer or Chief Financial Officer of Parent or Purchaser, as the case may be, to the effect that the conditions set forth in Sections 7.2(a) and (b) have been satisfied and (ii) signed on behalf of it by the Secretary or Assistant Secretary of Parent or Purchaser, as the case may be, to the effect that all corporate actions required by each of their respective charters and bylaws have been taken with respect to this Agreement and the transactions contemplated hereby.”

2.2	Section 9.1(b) of the SPA is deleted in its entirety and replaced by the following text:

“By Purchaser or the Selling Shareholder, if: (i) the First Closing has not occurred by 31 January 2007 (provided however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose wilful failure to fulfil any obligation hereunder has been the cause of, or resulted in, the failure of the First Closing to occur on or before such date); (ii) there shall be a final non-appealable order, decree or ruling of a court of competent jurisdiction in effect preventing consummation of the transactions contemplated hereby; or (iii) there shall be any statute, rule, regulation or non-appealable order enacted, promulgated or issued or deemed applicable to the transactions contemplated hereby by any Governmental Entity that would make consummation of such transactions illegal;”

3.2	Section 10.1(ii) of the SPA is deleted in its entirety and replaced by the following text:

“If to Purchaser:

Atheros Networks Limited

48, Par-La-Ville Road, Suite 1460,

Hamilton HM 11, Bermuda

Attn: General Counsel

Telephone: +1-408-773-5200

Facsimile: +1-408-773-9909

with copies (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304-1114

Attn: Allison Leopold Tilley, Esq.

Telephone: +1-650-233-4500

Facsimile: +1-650-233-4545

and

Pamir Law Group

14/F, 116 Nanking East Road, Section 2

Taipei, Taiwan, R.O.C.

Attn: Michael D. Lee, Esq.

Telephone: +886-2-2531-5816

Facsimile: +886-2-2531-5814”

4.	In the event of any conflict or inconsistency between the SPA and this Amendment, this Amendment shall prevail and control. Except as amended hereby, the SPA remains in full force and effect.

5.	This Amendment shall be governed by and construed in accordance with the laws of the R.O.C.

6.	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date hereinabove first written.

PURCHASER:		COMPANY:

ATHEROS INTERNATIONAL LTD.		ATTANSIC TECHNOLOGY CORPORATION

By:	/s/ Adam H. Tachner	By:	/s/ Ken Huang
Name:	Adam H. Tachner	Name:	Ken Huang
Title:	Vice President	Title:	CEO

PARENT:		SELLING SHAREHOLDER:

ATHEROS COMMUNICATIONS, INC.		ASUSPOWER INVESTMENT LTD.

By:	/s/ Jack R. Lazar	By:	/s/ Ted Hsu
Name:	Jack R. Lazar	Name:	Ted Hsu
Title:	Vice President & CFO	Title:	Director

NEW PURCHASER:

ATHEROS NETWORKS LTD.

By:	/s/ David Torre
Name:	David Torre
Title:	Director & Treasurer